Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

02 MAR -7 AM 8:38

82-3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense, 20 February 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

02015724

Please find hereby the last information given to our shareholders :

Press Information :

- 14 February 2002

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

SUPPL

Sincelery yours.

Finance Department Manager

F. MOREAU

dlw 3/7

F. Moreau

Personal copy : Miss Sandra FOLSON

EXEMPTION NUMBER
FILE N° 82.3336

CIMENTS FRANÇAIS : OPERATING PROFIT : IMPROVEMENT NET INCOME : SLIGHT INCREASE – DIVIDEND MAINTAINED

Paris, February 14, 2002 – On February 14, 2001, the Board of Directors of Ciments Français, chaired by Yves René Nanot, reviewed the Group's consolidated financial statements for 2001.

Global economic background changed significantly last year. In a difficult environment, the Group's activity remained generally sustained except in the United States -although the fourth quarter was more positive than expected- and in Turkey fighting its way out of a severe economic and financial crisis.

Operating profit improved due to sales price increases and productivity gains resulting from the cost control programme initiated in 2000.

2001 CONSOLIDATED FINANCIAL DATA

Million Euros	2001	2000	%
Net sales	2,798.5	2,643.0	5.9
EBIT	523.2	468.6	11.7
Net income (Group share)	180.5	177.6	1.6
Cash flow	469.5	455.5	3.1

OPERATIONS

Business levels remained strong in southern Europe (Spain, Greece) and in France for building materials.

Except for Turkey, emerging country contribution is progressing but the Group suffered reduction in America

In a rather difficult background, the Group achieved a slight increase in net income: 181 million Euros versus 2000's 178 millions.

Interest expenses increased, mainly due to the acquisition program and currency losses in Turkey. This impacted negatively net income.

.../...

Indebtedness rose by 214 million Euros but the debt-equity ratio remained stable around 70%.

PARENT COMPANY

CIMENTS FRANCAIS S.A. net income reached 90 million Euros in 2001 versus 59 millions in 2000.

DIVIDEND

A €1,40 dividend per share (with 15 to 50% tax credit) will be proposed to the Annual Meeting of Shareholders of Ciments Français S.A. which will meet on April 12, 2002.

OUTLOOK FOR 2002

The Group will maintain its cost control efforts in a difficult economic environment. Uncertainties, which remain high as to timing and magnitude of the recovery on European and North American markets will still impact 2002 results. The Group will endeavour to maintain earnings at a level comparable to those recorded in 2001.

Visit our web sites :
Ciments Français : http://www.cimfra.fr
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35